UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Robert E. Schermer, Jr.
c/o Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
                                      (616) 776-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              December 22, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Jr.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     735,222
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                        106,850
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                     735,222
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                     106,850
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         842,072
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.0%
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  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 3, 4 and 5 by adding the material below.

Item 3.   Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares, warrants and Series B Convertible Preferred Shares described in Items 4 and 5 below. The common shares which are subject to options were granted pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan. These shares were granted without the payment of consideration.

Item 4.   Purpose of Transaction.

        Pursuant to a private equity offering, on December 22, 2003, a limited liability company of which Mr. Schermer is a 40% owner purchased 250,000 Meritage common shares, and acquired warrants to purchase an additional 250,000 Meritage common shares which are not exercisable until one year from date of issuance. The offering was made in units of $6.00 each, with each unit consisting of one common share and warrants to purchase one common share. The warrants are divided into one-half each of a Class A Warrant to purchase one common share at a price of $6.00 per share expiring six years from the date of issuance, and a Class B Warrant to purchase one common share at a price of $9.00 per share expiring nine years from the date of issuance.

        Also pursuant to this private equity offering, on December 22, 2003, a limited liability company of which Mr. Schermer is a 50% owner purchased 100,000 Series B Convertible Preferred Shares. The Preferred Stock is convertible into common stock at any time beginning on the first anniversary of the date of issuance of the Preferred Stock, at a conversion price of $5.57 per share of common stock, taking each share of Preferred Stock at its liquidation value of $10.00 per Preferred Share. The Preferred Shares have an annual dividend rate of $.80 per share. The right to payment of dividends shall be cumulative. The dividend is payable in equal quarterly installments on the first day of each January, April, July and October to holders of record as of the 15th day of the preceding month commencing January 1, 2004. At any time after two years from issuance, the Registrant may, upon 15 days written notice, redeem all or part of those Preferred Shares at a redemption price of $11.00 per Preferred Share plus accrued but unpaid dividends. After the third anniversary of the date of issuance, the redemption price shall be $10.00 per Preferred Share plus accrued but unpaid dividends. No voting rights are provided except as required by law with the exception that, if at any time the Registrant fails to make six quarterly dividend payments, the number of directors constituting the Registrant’s Board of Directors will be increased by two and the holders of the Preferred Stock, voting as a class with each Preferred Share having one vote, will be entitled to elect two directors to the Board, which members will remain on the Board as long as any arrearages in dividend payments remain outstanding.

Item 5.   Interest in Securities of the Issuer.

(a)

Mr. Schermer, Jr. owns 592,225 common shares and holds options for 242,997 common shares which are either immediately exercisable or exercisable within 60 days. A limited liability company of which Mr. Schermer is a 40% owner is the owner of 125,000 Class A Warrants, 125,000 Class B Warrants. A limited liability company of which Mr. Schermer is a 50% owner is the owner of 100,000 Series B Convertible Preferred Shares. See also page 2, nos. 11 and 13.

Page 3 of 4 Pages

(b)

6,850 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are owned by Mr. Schermer as custodian for his minor children. 100,000 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are owned by Mr. Schermer by virtue of his 40% ownership of a limited liability company that owns a total of 250,000 common shares. See page 2, nos. 8 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Schermer, Jr. occurred:

On December 1, 2003, options for 4,041 common shares, which were granted in December 1999 pursuant to the 1996 Management Equity Incentive Plan, became exercisable. The shares were priced at $2.4375, the closing market price of the Company’s common shares on the American Stock Exchange on December 1, 1999.

On December 18, 2003, options for 1,184 common shares, which were granted in December 2001 pursuant to the 1996 Management Equity Incentive Plan, became exercisable. The shares were priced at $3.68, the closing market price of the Company’s common shares on the American Stock Exchange on December 18, 2001.

On December 17, 2003, options for 6,250 common shares, which were granted in December 2002 pursuant to the 2002 Management Equity Incentive Plan, became exercisable. The shares were priced at $4.95, the closing market price of the Company’s common shares on the American Stock Exchange on December 17, 2002.

On December 22, 2003, a limited liability company of which Mr. Schermer is a 40% owner purchased 250,000 common shares, 125,000 Class A Warrants and 125,000 Class B Warrants from Meritage pursuant to a private equity offering described in Item 4 above. By virtue of this 40% ownership of the limited liability company, Mr. Schermer is shown as beneficially owning 100,000 of the common shares, 50,000 of the Class A Warrants and 50,000 of the Class B Warrants pursuant to this transaction.

On December 22, 2003, a limited liability company of which Mr. Schermer is a 50% owner purchased 100,000 Series B Convertible Preferred Shares from Meritage pursuant to a private equity offering described in Item 4 above. By virtue of this 50% ownership of the limited liability company, Mr. Schermer is shown as beneficially owning 50,000 of the Series B Convertible Preferred Shares pursuant to this transaction.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2003

/s/Robert E. Schermer, Jr. —————————————— Robert E. Schermer, Jr.

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